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                           January 27, 2021

       Brian Wendling
       Chief Accounting Officer and Principal Financial Officer
       Qurate Retail, Inc.
       12300 Liberty Boulevard
       Englewood, California 80112

                                                        Re: Qurate Retail, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Response dated
January 6, 2021
                                                            File No. 1-33982

       Dear Mr. Wendling:

               We have reviewed your January 6, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 29, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Consolidated Statement of Operations, page II-32

   1. We read your response to comment one. In future filings, if you exceed the new thresholds in Rule
1-02(w) of Regulation S-X then you should provide the information in
                                                        Rule 4-08(g) of
Regulation S-X or contact the Division of Corporation Finance Office of the Chief Accounant to
discuss the possiblity of a potential waiver.
 Brian Wendling
Qurate Retail, Inc.
January 27, 2021
Page 2

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameBrian Wendling                          Sincerely,
Comapany NameQurate Retail, Inc.
                                                          Division of
Corporation Finance
January 27, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName